

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2020

Seth Lederman
Chief Executive Officer
Tonix Pharmaceuticals Holding Corp.
509 Madison Avenue, Suite 1608
New York, NY 10022

   Re: Tonix Pharmaceuticals Holding Corp.
    Registration Statement on From S-1
    Filed January 21, 2020
    File No. 333-235976

Dear Mr. Lederman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ada D. Sarmento at 202-551-3798 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Michael J. Lerner, Esq.